

Mail Stop 3561

December 17, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

> **Re:** **Baoshinn Corporation**
> **Form 10-K for the Year Ended March 31, 2008**
> **File No. 000-52779**

Dear Mr. Webster:

We have reviewed your response received November 26, 2008 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

1. Please note the following comments relate to the draft Form 10-K/A provided to us as correspondence with your response letter filed with us November 26, 2008. Your response to this letter should include a new draft Form 10-K/A revised in response to these comments, submitted to us in the same manner.

2. Please revise your draft Form 10-K/A to include an explanatory note prior to Item 1 indicating the purpose for the amendment pursuant to the guidance contained in Regulation 12b-15 and 12b-20. The note should contain the material reasons for the revision, including but not limited to the following:
    - the change in revenue recognition policy from gross to net, as applicable,
    - the change in timing of recognition of revenue for travel, as applicable,
    - the capital contribution of $31,219 originally treated as sundry income,
    - the reclassification of items from non-operating to operating on your consolidated statement of operations,
    - the miscalculation of diluted shares,
    - the exclusion of your assessment of internal control over financial reporting in your original filing,
    - the change in assessment of both disclosure controls and procedures and internal control over financial reporting from "effective" to "ineffective" and the facts and circumstances surrounding such change, and
    - the exclusion of a properly dated audit opinion.

Accountant's Report, page 26

3. If you voluntarily elect to include the Statement of Operations, Statement of Stockholders' Equity and/or the Statement of Cash Flows for fiscal 2006 in the document, they must be covered by an auditor's report. If your current accountants did not audit these periods and they elect to place reliance on the work of the other accountant and to make reference to that effect in their report, the separate report of the other accountant must also be filed. Refer to Article 2-05 of Regulation S-X for guidance. As the fiscal 2006 financial statements have been restated, it must be clear from the audit reports which accountant is taking responsibility for these adjustments. Alternatively, omit the fiscal 2006 financial statements from your amended filing and record any resulting prior period adjustment as specified in paragraph 25 of SFAS 154.

Financial Statements

4. Refer to Consolidated Balance Sheets on page 27 of your filing. Please specifically state, in dollar terms, the balance of "Total Assets" at March 31, 2007 and at March 31, 2008. The "Total Current Assets" balance for fiscal 2008 and the "Total Stockholders' Equity" balance for fiscal 2007 are missing as well. Finally, please review the footnotes prior to filing as we note that a number of the numerical schedules in these notes do not include column totals. Please revise accordingly.

5. Footnote 20 to the financial statements should specifically detail each financial statement item, including the effect of <u>each</u> individually significant correction on the applicable financial statement line item, any per-share effect, and the cumulative effect of each change on retained earnings or other appropriate components of equity or net assets in the statement of financial position as of the earliest period presented. For example, the effect of the change in revenue recognition policy from gross to net should be identifiable separate from the effect of the change in timing of recognition. As there are multiple restatement items, please consider a columnar presentation for clarity and brevity, beginning with the balance of each effected line item as presented in the previously filed Form 10-K, adjusting such balance for each restatement item giving each item its own column, the sums of which add to the balance as restated.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

       Sincerely,

       David R. Humphrey
       Branch Chief